Exhibit 21.1

Subsidiaries of Kolltan Pharmaceuticals, Inc.

Name:	Jurisdiction of Incorporation or Organization
Bulldog Pharmaceuticals, Inc.	British Virgin Islands

Xetrios Therapeutics, Inc.	Delaware

Eltam Pharmaceuticals, Inc.	British Virgin Islands